                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                       HealthCare Imaging Services, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                   421939109
                                  -----------
                                 (CUSIP Number)


                               George Braff, M.D.
                              43 West 13th Street
                            New York, New York 10011
                                 (212) 675-0700

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 4, 1997
                      -----------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
-----------------------                                   ---------------------
 CUSIP No. 421 939 109                                     Page  2 of  7 Pages
-----------------------                                   ---------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         George Braff, M.D.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                                  1,000,000
 NUMBER OF         ------------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        -0-
    EACH           ------------------------------------------------------------
 REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                           1,000,000
                  ------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.8%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, $.01 par value per share ("Common Stock"), of HealthCare Imaging Services, Inc., a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at 200 Schulz Drive, Red Bank, NJ 07701.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of George Braff, M.D. ("Dr. Braff" or the "Reporting Person"). The business address of the Reporting Person is 45 Beekman Street, New York, New York 10038.

         Dr. Braff's principal occupation is as a diagnostic radiologist, licensed to practice in the State of New York. Dr. Braff is the sole shareholder, sole director and president of M.R. Radiology Imaging of Lower Manhattan, P.C., a New York professional corporation ("MRI"), which provides radiology imaging services in the State of New York. Dr. Braff is retained by the Issuer as its Medical Director. The Issuer is principally engaged in the business of establishing and operating fixed-site magnetic resonance imaging centers. In addition, pursuant to a Professional Services Agreement dated November 4, 1997 by and between MRI and the Issuer, Dr. Braff is employed as a diagnostic radiologist by the Issuer. Dr. Braff is also employed as the director of radiology at Terence Cardinal Cooke Health Care Center in Manhattan, New York and at the Cumberland Health Care Center in Brooklyn, New York.

         Dr. Braff has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations).

         Dr. Braff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Dr. Braff is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         As of the date hereof, Dr. Braff beneficially owns 1,000,000 shares of Common Stock. All 1,000,000 shares of Common Stock are held directly by Dr. Braff. All shares of Common Stock beneficially owned by Dr. Braff were acquired by Dr. Braff pursuant to the terms of an Asset Purchase Agreement dated November 4, 1997 by and between MRI and the Issuer, pursuant to the terms of which MRI sold substantially all of the assets of MRI to the Issuer. As part of the consideration for the sale of the assets of MRI to the Issuer, Dr. Braff, the sole shareholder of MRI, received 1,000,000 shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

         All of the shares of Common Stock reported herein were acquired in connection with the sale of MRI's assets described in Item 3 above for investment purposes. The Reporting Person may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As noted above, as of the date hereof, the Reporting Person is the beneficial owner of 1,000,000 shares of Common Stock. Based on the Issuer's records and the records of the Issuer's stock transfer agent, as of December
5, 1997 there were 9,223,974 shares of Common Stock outstanding. Therefore, the Reporting Person beneficially owns 10.8% of the outstanding Common Stock. Dr. Braff has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Dr. Braff.

         Other than as set forth herein, the Reporting Person has not made any purchases or sales of securities of the Issuer during the sixty (60) days preceding the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Asset Purchase Agreement dated November 4, 1997 by and between MRI and the Issuer (incorporated by reference to Exhibit No. 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 1997 (file number 000-19636)).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BY: /s/ George Braff, M.D.
                                               -------------------------------
                                               George Braff, M.D.

Dated: December 5, 1997

                                 EXHIBIT INDEX

Exhibit No.                                                                Page
-----------                                                                ----

    1. Asset Purchase Agreement dated November 4, 1997 by and between MRI and the Issuer (incorporated by reference to Exhibit No. 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 1997 (file number 000-19636)).